EXHIBIT 4.2

DESCRIPTION OF SECURITIES

The following is a brief description of the units of beneficial interest (the “Units”) of Marine Petroleum Trust (the “Trust”), a royalty trust that was created in 1956 under the laws of the State of Texas.

Description of Units

In accordance with the Trust’s Indenture, the Trust is authorized to issue 2,000,000 Units, of which 2,000,000 Units are outstanding. The Units trade on the Nasdaq Capital Market under the symbol “MARPS.”

Distribution Rights

The Trust must distribute to its unitholders all cash accumulated each quarter, less an amount reserved for accrued liabilities and estimated future expenses to unitholders of record on the last business day of February, May, August and November. Payments are to be made on the 28th day of September, December, March and June of each fiscal year. If the 28th falls on a Saturday, Sunday or legal holiday, the distribution is payable on the next succeeding business day. Such distributions have been made since the Trust’s inception and will continue so long as the income from oil and natural gas royalties exceeds administrative costs. Distributions primarily fluctuate from quarter to quarter due to changes in oil and natural gas prices and production quantities.

Voting Rights

The only outstanding voting securities of the Trust are the Units. Each outstanding Unit is entitled to one vote per Unit, however, there is no requirement for annual meetings of unitholders or for an annual or other periodic re-election of the Trustee. Holders of the Units are not entitled to any cumulative voting rights.

Liquidation Rights

In general, upon the expiration of the Trust, the remaining assets of the Trust after the payment of any outstanding debts and liabilities, if any, will be distributed to the unitholders and the unitholders will not receive any further distributions from the Trust. The term of the Trust will expire on June 1, 2041, unless extended by the vote of the holders of a majority of the outstanding Units.

In the event of a sale and termination of the Trust, the net proceeds of any sale would be distributed to the unitholders and the unitholders would receive no further distributions from the Trust.

Rights and Preferences

Holders of the Units have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the Units.